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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                               -----------------

                                 FRONTSTEP, INC.
                       (Name of Subject Company (Issuer))

                               -----------------

                                 Frontstep, Inc.
                        (Name of Filing Person (Offeror))

                               -----------------

   Options to Purchase Common Shares, No Par Value, under the Frontstep, Inc.
           Non-Qualified Stock Option Plan for Key Employees and the Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key Employees

                         (Title of Class of Securities)

                               -----------------

                                   35921W 10 1
                      (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                               -----------------

                                Daniel P. Buettin
              Vice President, Chief Financial Officer and Secretary
                                 Frontstep, Inc.
                          2800 Corporate Exchange Drive
                              Columbus, Ohio 43231
                                 (614) 523-7136

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Ivery D. Foreman, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                               52 East Gay Street
                                 P. O. Box 1008
                            Columbus, Ohio 43216-1008
                                 (614) 464-6322


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                            CALCULATION OF FILING FEE



                    Transaction valuation*             Amount of filing fee
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                          $1,110,000                         $222.00



* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 600,000 common shares of Frontstep, Inc. having an aggregate value of $1,110,000 as of October18, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_]  Check the box if any part of the fee is offset as provided by Rule  0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:  $222.00
                       Form or Registration No.:  Schedule TO
                       Filing party:  Frontstep, Inc.
                       Date filed:  October 29, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-l.
[x]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.



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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Frontstep, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on October 29, 2001 relating to an offer by the Company to exchange new options to purchase common shares of the Company for outstanding options to purchase common shares of the Company held by eligible employees of the Company as set forth in the Schedule TO. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange, as amended, filed as Exhibit (a)(1) to the Schedule TO, (2) the Election Form, as amended, filed as Exhibit (a) (2) to the Schedule TO and
(3) the Change of Election Form, as amended, filed as Exhibit (a)(3) to the Schedule TO.

This Amendment No. 1 to the Schedule TO amends the Schedule TO as follows:

         (i) The paragraph under question Q1 "What Securities Are We Offering to Exchange" in the Summary Term Sheet set forth in the Offer to Exchange is hereby amended and restated to read in full as follows:

                           "We are offering to exchange all outstanding stock options that are held by current employees of Frontstep or one of its subsidiaries under the Frontstep, Inc. Non-Qualified Stock Option Plan for Key Employees or the Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key Employees, except that we will not accept for exchange any existing stock options which have an exercise price per share which is less than the market price per share of our common shares on the expiration date of the offer. (Section 1, page 5)."

         (ii) The last sentence in the first paragraph in Section 1 of the Offer to Exchange is hereby amended and restated to read in its entirety as follows:

         "As of October 18, 2001, options to purchase 1,586,054 common shares of Frontstep were issued and outstanding under these two plans and all of these issued and outstanding options are eligible for exchange, except that we will not accept for exchange any existing stock options which have an exercise price per share which is less than the market price per share of our common shares on the expiration date of the offer."

         (iii) The second paragraph of Section 4 of the Offer to Exchange is hereby amended by adding the following language at the end of that paragraph:

         "Unless we accept your tendered options for exchange before 12:00 midnight, Eastern Time, on December 27, 2001, you may withdraw your tendered options at any time after December 27, 2001."

         (iv) The last paragraph of Section 6 of the Offer to Exchange is hereby amended by adding the following sentence to the end of that paragraph:


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         "All of the conditions to the offer described in this Section 6, other than those involving receipt of applicable regulatory approvals, will be satisfied or waived by us on or before expiration of the offer."

         (v) The first paragraph of Section 10 of the Offer to Exchange is hereby amended to add the following language at the end of the paragraph:

                           "Each of our executive officers who holds one or more outstanding options under our Non-Qualified Stock Option Plan for Key Employees and/or our 1999 Non-Qualified Stock Option Plan for Key Employees is eligible to exchange his old options for new options which will be exercisable for that number of our common shares equal to 80% of the number of common shares exercisable under the old options tendered for exchange by him. If we accept and cancel old options tendered by our executive officers, we will issue new options to them subject to and based upon the terms described in this Offer to Exchange and related documents. None of our executive officers have advised us as to whether or not they intend to participate in the offer, although we expect that at least some of our executive officers will participate in the offer."

         (vi) Section 17 of the Offer to Exchange is hereby amended by deleting the words "Forward Looking Statements" in the caption to that section and deleting the first two paragraphs of that section in their entirety.

         (vii) The Election Form attached as Exhibit (a)(2) to the Schedule TO is hereby amended by adding the following indented subparagraph on page 1:

         "- Frontstep will not accept for exchange any existing stock options which have an exercise price per share which is less than the market price per share of Frontstep common shares on the expiration date of the offer."

         (viii) The Change of Election Form attached as Exhibit (a)(3) to the Schedule TO is hereby amended by adding the following indented subparagraph on page 1:

         "- Frontstep will not accept for exchange any existing stock options which have an exercise price per share which is less than the market price per share of Frontstep common shares on the expiration date of the offer."

         (ix) The second sentence of the third full paragraph of the Form of Confirmation of Acceptance of Options for Exchange attached as Exhibit (a)(5) to the Schedule TO is hereby amended and restated to read in its entirety as follows:

                  "Except as noted on Attachment A to this letter, Frontstep has accepted each of your tendered options in exchange for new options to be granted, and each of your tendered options has been cancelled."

Item 12.  Exhibits.

         (a)      (1)      Offer to Exchange, dated October 30, 2001, as
                           amended.

                  (2)      Form of Election Form, as amended.

                  (3)      Form of Change of Election Form. as amended.

                  (4)* Form of e-mail confirmation of receipt of Election Form/Change of Election Form.

                  (5) Form of confirmation of acceptance of options for exchange, as amended.

                  (6) Frontstep, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 28, 2001 and incorporated herein by reference.

                  (7) Frontstep, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

                  (8) Letter to all eligible employees regarding the Offer to Exchange.

         (b)      Not applicable.

         (d)      (1)      Frontstep, Inc. Non-Qualified Stock Option Plan for
                           Key Employees incorporated herein by reference from
                           Exhibit 10(a) to the Company's Annual Report on Form
                           10-K for the fiscal year ended June 30, 1993 (File
                           No. 0-19024).

                  (2) Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key Employees, incorporated herein by reference from Exhibit 10(n) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (File No. 0-19024).

                  (3)* Form of New Option Agreement pursuant to the Frontstep, Inc. Non-Qualified Stock Option Plan for Key Employees.

                  (4)* Form of New Option Agreement pursuant to the Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key Employees.

                  (5) Frontstep, Inc. Non-Qualified Stock Option Plan for Key Executives, incorporated herein by reference from
                           Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (File No. 0-19024).

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                  (6)      Frontstep, Inc. Stock Option Plan for Outside
                           Directors, incorporated herein by reference from
                           Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended June, 30, 1993 (File No. 0-19024).

                  (7) Amended Articles of Incorporation of Frontstep, Inc. (as filed with the Ohio Secretary of State on February 8, 1991), incorporated herein by reference from Exhibit 3(a)(1) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024).

                  (8) Certificate of Amendment to the Amended Articles of Incorporation of Frontstep, Inc. (as filed with the Ohio Secretary of State on July 16, 1996), incorporated herein by reference from Exhibit 3(a)(2) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024).

                  (9) Certificate of Amendment to the Amended Articles of Incorporation, as amended, of Frontstep, Inc. (as filed with the Ohio Secretary of State on May 10,
                           2000), incorporated herein by reference from Exhibit 3(a)(3) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-19024).

                  (10) Certificate of Amendment to the Amended Articles of Incorporation, as amended, of Frontstep, Inc. (as filed with the Ohio Secretary of State on November 8,
                           2000), incorporated herein by reference from Exhibit 3(a)(4) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 0-19024).

                  (11) Amended Articles of Incorporation, as amended, of Frontstep, Inc. (reflecting amendments through November 8, 2000, for SEC reporting compliance purposes only), incorporated herein by reference from
                           Exhibit 3(a)(5) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 0-19024).

                  (12) Investor Rights Agreement, dated as of May 10, 2000, among the Company, the Investors identified therein and Lawrence J. Fox, incorporated herein by reference from Exhibit 4(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-19024).

                  (13) Amendment to Investor Rights Agreement, dated as of August 15, 2000, among the Company, the Investors identified therein and Lawrence J. Fox, incorporated herein by reference to Exhibit 4(c) to the Company's Current Report on Form 8-K, as filed on August 30, 2000 (File No. 0-19024).

                  (14) Warrant for the Purchase of Shares of Common Stock of the Company issued to Morgan Stanley Dean Witter Venture Partners IV, L.P. on May 10, 2000, and Exhibit A identifying other identical warrants issued to the investors identified on Exhibit A on the dates indicated, for the number of common shares listed on Exhibit A, incorporated herein by reference from
                           Exhibit 10(a)(f) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024).

                  (15) Assignment and Assumption Agreement, by and between Morgan Stanley Dean Witter Equity Funding, Inc. and the Originators Investment Plan, L.P., dated November 24, 2000, incorporated herein by reference from
                           Exhibit 4(g) to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 (File No. 0-19024).

                  (16) Common Share Purchase Warrant, dated July 17, 2001, issued to Foothill Capital Corporation, incorporated herein by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024).

                  (17) Registration Rights Agreement, dated July 17, 2001, by and between the Company and Foothill Capital Corporation, incorporated herein by reference from
                           Exhibit 10(w) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024).

         (g)      Not applicable.

         (h)      Not applicable.

         ----------------------
         *Previously filed as an exhibit to the Schedule TO filed by Frontstep, Inc. on October 29, 2001.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                              FRONTSTEP, INC.

                                       /s/ Daniel P. Buettin
                              --------------------------------------------------
                              Daniel P. Buettin, Vice President, Chief Financial Officer and Secretary

Date:    November 16, 2001

                                INDEX TO EXHIBITS


Exhibit
Number            Description
------            -----------

(a)  (1)          Offer to Exchange, dated October 30, 2001, as amended

(a)  (2)          Form of Election Form, as amended

(a)  (3)          Form of Change of Election Form, as amended

(a)  (4)*         Form of e-mail confirmation of receipt of Election Form/Change of Election Form.

(a)  (5)          Form of confirmation of acceptance of options for exchange, as amended.

(a)  (6)          Frontstep, Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2001, filed with the Securities and Exchange
                  Commission on September 28, 2001 and incorporated herein by reference.

(a) (7) Frontstep, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

(a)  (8)          Letter to all eligible employees regarding the Offer to
                  Exchange.

(d)  (1)          Frontstep, Inc. Non-Qualified Stock Option Plan for Key
                  Employees incorporated herein by reference from Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (File No. 0-19024).

(d)  (2)          Frontstep, Inc. 1999 Non-Qualified Stock Option Plan for Key
                  Employees, incorporated herein by reference from Exhibit 10(n) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (File No. 0-19024).

(d)  (3)*         Form of New Option Agreement pursuant to the Frontstep, Inc.
                  Non-Qualified Stock Option Plan for Key Employees, as amended.

(d)  (4)*         Form of New Option Agreement pursuant to the Frontstep, Inc.
                  1999 Non-Qualified Stock Option Plan for Key Employees.

(d)  (5)          Frontstep, Inc. Non-Qualified Stock Option Plan for Key
                  Executives, incorporated herein by reference from Exhibit
                  10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (File No. 0-19024).

(d) (6) Frontstep, Inc. Stock Option Plan for Outside Directors, incorporated herein by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended June, 30, 1993 (File No. 0-19024).

(d) (7) Amended Articles of Incorporation of Frontstep, Inc. (as filed with the Ohio Secretary of State on February 8, 1991), incorporated herein by reference from Exhibit 3(a)(1) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024).

(d) (8) Certificate of Amendment to the Amended Articles of Incorporation of Frontstep, Inc. (as filed with the Ohio Secretary of State on July 16, 1996), incorporated herein by reference from Exhibit 3(a)(2) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024).

(d) (9) Certificate of Amendment to the Amended Articles of Incorporation, as amended, of Frontstep, Inc. (as filed with the Ohio Secretary of State on May 10, 2000), incorporated herein by reference from Exhibit 3(a)(3) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-19024).

(d) (10) Certificate of Amendment to the Amended Articles of Incorporation, as amended, of Frontstep, Inc. (as filed with the Ohio Secretary of State on November 8, 2000), incorporated herein by reference from Exhibit 3(a)(4) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 0-19024).

(d) (11)          Amended Articles of Incorporation, as amended, of
                  Frontstep, Inc. (reflecting amendments through November 8, 2000, for SEC reporting compliance purposes only), incorporated herein by reference from Exhibit 3(a)(5) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 0-19024).

(d) (12) Investor Rights Agreement, dated as of May 10, 2000, among the Company, the Investors identified therein and Lawrence J. Fox, incorporated herein by reference from Exhibit 4(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-19024).

(d) (13)          Amendment to Investor Rights Agreement, dated as of
                  August 15, 2000, among the Company, the Investors identified therein and Lawrence J. Fox, incorporated herein by reference to Exhibit 4(c) to the Company's Current Report on Form 8-K, as filed on August 30, 2000 (File No. 0-19024).

(d) (14) Warrant for the Purchase of Shares of Common Stock of the Company issued to Morgan Stanley Dean Witter Venture Partners IV, L.P. on May 10, 2000, and Exhibit A identifying other identical warrants issued to the investors identified on Exhibit A on the dates indicated, for the number of common shares listed on

                  Exhibit A, incorporated herein by reference from Exhibit 10(a)(f) of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024).

(d) (15) Assignment and Assumption Agreement, by and between Morgan Stanley Dean Witter Equity Funding, Inc. and the Originators Investment Plan, L.P., dated November 24, 2000, incorporated herein by reference from Exhibit 4(g) to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 (File No. 0-19024).

(d) (16) Common Share Purchase Warrant, dated July 17, 2001, issued to Foothill Capital Corporation, incorporated herein by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024).

(d) (17) Registration Rights Agreement, dated July 17, 2001, by and between the Company and Foothill Capital Corporation, incorporated herein by reference from Exhibit 10(w) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024).

-----------------
         *Previously filed as an exhibit to the Schedule TO filed by Frontstep, Inc. on October 29, 2001.





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